

Mail Stop 4628

July 27, 2018

Jonathan Z. Cohen
Chief Executive Officer
Osprey Energy Acquisition Corp.
1845 Walnut Street, 10th Floor
Philadelphia, PA

> **Re:** **Osprey Energy Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2018**
> **File No. 1-38158**

Dear Mr. Cohen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

Falcon Minerals Corporation, page 18

Overview of Royal and the Royal Entities, page 18

1. We note your response to prior comment 1. We also note the disclosure that "Royal has historically operated with high cash margins, converting a large percentage of revenue to free cash flow, the majority of which can be distributed to its shareholders." Please revise the disclosure here to clarify that Royal has not historically distributed dividends and your organizational documents will not require you to declare dividends. As appropriate, please include a related risk factor in this regard.

Dividend Policy, page 22

2.   We note your response to prior comment 1 and the disclosure that Osprey "initially" intends to pay out substantially all of the free cash flow of the combined company in the form of a regular quarterly dividend. Please revise to define free cash flow and explain whether you intend on paying the quarterly dividend for a certain specified period.

Summary Historical Reserve and Operating Data of Royal and the Royal Entities, page 35

3.   Your response to prior comment number 3 indicates that the Eagle Ford Shale contained 15% or more of your total proved reserves as of December 31, 2017. Information in your filing indicates that you have reserves in areas other than the Eagle Ford Shale, including the Marcellus Shale and Point Pleasant formations. In view of this, and given that you have disclosed production, by final product sold, in total only, it appears that have not disclosed production, by final product sold, for the Eagle Ford Shale. Revise your presentation to address this apparent inconsistency.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Osprey, page 66

4.   We note your response to prior comment 5, regarding your reverse merger accounting plan. Please explain to us your view as to whether Osprey Opco is or would be a variable interest entity and address the applicability of paragraph 805-10-25-5 and the Variable Interest Entities Subsections of Subtopic 810-10 of the FASB ASC.

5.   We understand from your response to prior comment 8, including the additional disclosure on page 2, that your illustrative redemption scenario is not necessarily the maximum redemption possibility that is under consideration. Please expand your discussion of the illustrative redemption scenario on page 67 to include details comparable to those added on page 2. Given the possibilities outlined in your reply, explain your view as to whether additional pro forma financial statements would be necessary to comply with Rule 11-02(b)(8) of Regulation S-X, or if you believe you are able to adequately clarify the effects, parameters and likelihood of any alternate scenarios that may occur in narrative form. Please disclose under this heading the full range of redemption and financing scenarios that may occur and have significant effects beyond those that are depicted in your pro forma financial statements.

Background of the Business Combination, page 98

6.   We note your revised disclosure in response to prior comment 11. Please expand your timeline to clarify when Osprey provided indications of preliminary interest to seven alternative acquisition targets. In addition, with respect to the April 30, 2018 Osprey board meeting, please disclose the number of other potential acquisition targets under consideration and describe the stage of consideration of each target.

Jonathan Z. Cohen
Osprey Energy Acquisition Corp.
July 27, 2018
Page 3

<u>Osprey's Board of Directors' Reasons for the Approval of the Business Combination, page 103</u>

7.   We note your revised disclosure in response to prior comments 17 and 18. Please disclose the multiples and multiple benchmarks that the Osprey board used in its analyses and discuss the conclusion of the Osprey board with respect to each analysis.

<u>Financial Statements, page F-1</u>

<u>Independent Auditors' Report of Royal Resources LP, page F-36</u>

8.   We note your response to prior comment 7, pertaining to the audit of predecessor financial statements. If you are able to show that Royal would be appropriately identified as the accounting acquirer/predecessor, we believe that you would need to obtain and file audit reports prepared in accordance with PCAOB standards for the historical annual financial statements of Royal in your proxy statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: David K. Lam
        Wachtell, Lipton, Rosen & Katz